

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Mr. Gil Van Bokkelen
Chairman and Chief Executive Officer
Athersys, Inc.
3201 Carnegie Avenue
Cleveland, Ohio 44115-2634

> **Re:** **Athersys, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **File No. 001-33876**

Dear Mr. Van Bokkelen:

    We have completed our review of the above referenced filings and have no further comments at this time.

          Sincerely,

          Melissa N. Rocha
          Branch Chief